SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of July, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO – UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.
PUBLICLY-HELD COMPANY	PUBLICLY-HELD COMPANY
CNPJ 33.700.394/0001-40	CNPJ 00.022.034/0001-87

PAYMENT OF INTEREST ON CAPITAL STOCK

A) The Board of Directors of UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. ("Unibanco") and of UNIBANCO HOLDINGS S.A. ("Unibanco Holdings") approved, on the present date, as proposed by their respective Boards of Officers on July 07th, 2006:

I. The payment of Quarterly Interests, related to the second quarter of 2006, in the gross total amount of R$113.6 million and R$54.9 million, and net total amount of R$96.6 million and R$46.7 million, respectively to Unibanco and Unibanco Holdings, to be made on July 31st, 2006.

This payment shall be considered as part of the mandatory dividend corresponding to the fiscal year of 2006, in accordance with the provisions of paragraph 7th of the article 9th of the Federal Law 9,249/95, paragraph 8th of article 44 of the by-laws of Unibanco and of the caput of article 36 of the by-laws of Unibanco Holdings.

As per the proposals approved by the respective Boards of Directors, the shareholders of Unibanco and of Unibanco Holdings shall have the right to receive the interest on capital stock in accordance with gross and net amounts per share set forth in the table below. Such values already reflect the number of shares issued due to the stock dividend (“Bonificação de Ações”) and correspond to 1 (one) share, 1 (one) Share Deposit Certificate (“Unit”)* or 1 (one) Global Depositary Share (“GDS”)**, as the case may be. An income tax rate of fifteen percent (15%) shall apply, resulting in the net values set forth below:

In R$	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT*	GDS**
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB
Gross amount	0.0388235	0.0427059	0.0337633	0.0337633	0.0764692	0.7646920
Net amount	0.0330000	0.0363000	0.0286988	0.0286988	0.0649988	0.6499880
(*) Each Share Deposit Certificate (“UNIT”) represents one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings.
(**)Each Global Depositary Share (“GDS”) negotiated at New York Stock Market (NYSE: UBB) corresponds to 10 Units.

II. The payment of interest on capital stock, qualified as complementary to the interest on capital declared and paid related to the profit ascertained in the first semester of 2006 , in the gross total amount of R$246.4 million and R$116.7 million, and net total amount of R$209.4 million and R$99.2 million, respectively to Unibanco and Unibanco Holdings, to be made on July 31st, 2006.

This payment shall be considered as part of the mandatory dividend corresponding to the fiscal year of 2006, in accordance with the provisions of paragraph 7th of the 9th article of the Federal Law 9,249/95, paragraph 8th of article 44 of the by-laws of Unibanco and of the caput of article 36 of the by-laws of Unibanco Holdings.

As per the proposals approved by the respective Boards of Directors, the shareholders of Unibanco and of Unibanco Holdings shall have the right to receive the interest on capital stock in accordance with gross and net amounts per share set forth in the table below. Such values already reflect the number of shares issued due to the stock dividend (“Bonificação de Ações”) and correspond to 1 (one) share, 1 (one) Share Deposit Certificate (“Unit”)* or 1 (one) Global Depositary Share (“GDS”)**, as the case may be. An income tax rate of fifteen percent (15%) shall apply, resulting in the net values set forth below:

In R$	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT*	GDS**
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB
Gross amount	0.0841927	0.0926120	0.0717635	0.0717635	0.1643755	1.6437550
Net amount	0.0715638	0.0787202	0.0609990	0.0609990	0.1397192	1.3971920
(*)      Each Unit represents one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings.
(**)    Each GDS negotiated at New York Stock Market (NYSE: UBB) corresponds to 10 Units.

B) Considering the payments described in items (I) and (II) above, the total amount approved to be paid as interests on capital stock on July 31st, 2006 is the gross amounts of R$360.0 million and R$171.6 million, and the net amounts of R$306.0 million and R$145.9 million, respectively to Unibanco and Unibanco Holdings. Such values correspond to the sum of: (I) quarterly interests related to the second quarter of 2006 of Unibanco and Unibanco Holdings; (II) complementary interest on capital related to the first semester of 2006 of Unibanco and Unibanco Holdings.

As per the proposals approved by the respective Boards of Directors, the shareholders of Unibanco and of Unibanco Holdings shall have the right to receive the interest on capital stock in accordance with gross and net amounts per share set forth in the table below. Such values already reflect the number of shares issued due to the stock dividend (“Bonificação de Ações”) and correspond to 1 (one) share, 1 (one) Share Deposit Certificate (“Unit”)* or 1 (one) Global Depositary Share (“GDS”)**, as the case may be. An income tax rate of fifteen percent (15%) shall apply, resulting in the net values set forth below:

In R$	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT*	GDS**
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB
Gross amount	0.1230162	0.1353179	0.1055268	0.1055268	0.2408447	2.4084470
Net amount	0.1045638	0.1150202	0.0896978	0.0896978	0.2047180	2.0471800
(*) Each Unit represents one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings.
(**) Each GDS negotiated at New York Stock Market (NYSE: UBB) corresponds to 10 Units.

C) The payment of the due amounts, pursuant to the table above, shall be made according to the procedures and places set forth below:

1. GDSs’ holders:
The payment shall be made directly to the foreign depositary bank – Bank of New York – which will forward it to the entitled shareholders.

2. Other shareholders:

2.1. Shareholders who are Unibanco’s registered account holders:
The payment shall be made by means of credit in the respective bank accounts.

2.2. Shareholders who hold bank accounts in other banks, who have already provided to Unibanco, the bank, branch and bank account numbers:
The payment shall be made by means of eletronic transfer (DOC/ TED), according to the respective amounts.

2.3. Shareholders whose shares are deposited in the São Paulo Stock Exhange’s custody:
The payment will be made directly to the São Paulo Stock Exchange, which shall forward such amounts to the entitled shareholders, by means of the depositary brokers.

2.4. Shareholders for whom the above mentioned situations are not applicable:
The payment shall be made at any Unibanco's branch at their convenience upon presentation of Identity Card (RG) and Tax Enrollment Card (CPF). In case the amounts need to be withdrawawn by a third party, it shall be requested, in addition of certified copies of the Identity Card (RG) and Tax Enrollment Card (CPF) of the owner of the amounts, the presentation of power of attorney granted by a public instrument less than a month ago, with specific powers.

2.5. Shareholders who hold bearer share certificates which still have not been converted to the book-entry system:
The payment will be made upon delivery of the respective certificates for mandatory conversion.

2.5.1. Assistance to the conversion will be provided by our Shareholders Assistance department in the address set forth below, where relevant shareholders shall attend and present the respective certificates, as well as the Identity Card (RG) and Tax Enrollment Card (CPF).
São Paulo - SP: Av. Eusébio Matoso, 1,375 - 6th floor - Butantã

2.5.2. For all other locations, such assistance shall be made at Unibanco’s branches.

D) As per the approved proposals:

In Brazil, the date of July 18th, 2006, will be considered as “Record Date” for the purpose of determining the right to receive the payment of interest on capital stock, on July 31st, 2006. Unibanco’s and Unibanco Holdings’ shares and Units will be traded ex-interest on capital stock from July 19th, 2006 on.

In the United States of America, July 21st, 2006 will be considered as “Record Date” for the purpose of attending the obligation assumed by the GDS program maintained by the Companies. The GDSs will be traded ex-interest on capital stock from July 19th, 2006 on.

São Paulo, July 18th, 2006.

UNIBANCO-UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.
Osias Santana de Brito	Geraldo Travaglia Filho
Investor Relations Officer	Investor Relations Officer

     For more information contact:
Investor Relations
Unibanco - União de Bancos Brasileiros S.A.
Ave. Eusébio Matoso, 891 – 15th floor - São Paulo, SP 05423-901- Brazil
Tel.: (55 11) 3097-1980
Fax: (55 11) 3097-1585
E-mail: investor.relations@unibanco.com
www.ir.unibanco.com

Please note that this is an English version of the Press Release. The original version is in Portuguese. If there is any discrepancy between such versions, the Portuguese version shall prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 20, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.